UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

2.	Summary of proceeding

3.	Consolidated Scrutinizer’s Report

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations - Outcome of the 32nd Annual General Meeting

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Dear Sir/Madam,

The 32nd Annual General Meeting of the Members of ICICI Bank Limited was held on Friday, August 21, 2026 at 11:00 a.m. IST through Video Conferencing/Other Audio Visual Means.

We hereby submit the below mentioned documents:

1.	Summary of proceedings of the 32nd Annual General Meeting as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations); and

2.	Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

The voting results in the format prescribed under Regulation 44 of the Listing Regulations will be submitted in XBRL mode.

Request you to take the above information on record.

Summary of proceedings of the 32nd Annual General Meeting of ICICI Bank

Limited (the Bank/Company) held on Friday, August 21, 2026

The 32nd Annual General Meeting (AGM) of the Members of the Bank was held on Friday, August 21, 2026 at 11:00 a.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

Mr. Pradeep Kumar Sinha, Non-Executive (part-time) Chairperson of the Bank, chaired the Meeting.

The following Directors and Key Managerial Personnel were present:

1.	Mr. Pradeep Kumar Sinha, Independent Director, Non-Executive (part-time) Chairperson and Chairperson of the Environmental, Social and Governance & Corporate Social Responsibility Committee;

2.	Mr. B. Sriram, Non-Executive Independent Director and Chairperson of the Information Technology Strategy Committee;

3.	Mr. S. Madhavan, Non-Executive Independent Director and Chairperson of the Audit Committee;

4.	Ms. Vibha Paul Rishi, Non-Executive Independent Director and Chairperson of the Customer Service Committee;

5.	Mr. Rohit Bhasin, Non-Executive Independent Director and Chairperson of the Risk Committee;

6.	Mr. Punit Sood, Non-Executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee;

7.	Mrs. Vijayalakshmi Iyer, Non-Executive Independent Director and Chairperson of Fraud Monitoring Committee;

8.	Mr. Ashwani Bhatia, Non-Executive Independent Director and Chairperson of the Stakeholders’ Relationship Committee;

9.	Mr. Mrugank Paranjape, Non-Executive Independent Director;

10.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer;

11.	Mr. Sandeep Batra, Executive Director;

12.	Mr. Rakesh Jha, Executive Director;

13.	Mr. Ajay Kumar Gupta, Executive Director;

14.	Mr. Anindya Banerjee, Group Chief Financial Officer; and

15.	Ms. Prachiti Lalingkar, Company Secretary.

The authorised representatives of M/s. B S R & Co. LLP, Chartered Accountants, M/s. C N K & Associates LLP, Chartered Accountants and M/s. Parikh Parekh & Associates, Company Secretaries were also present at the AGM.

The requisite quorum being present, the Chairperson declared the Meeting to be in order and welcomed the Members.

The Chairperson informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, a certificate from M/s. Parikh Parekh & Associates, Secretarial Auditor of the Bank for FY2026, stating that the Employees Stock Option Scheme 2000 and Employees Stock Unit Scheme 2022 of the Bank had been implemented in accordance with the said regulations, was obtained by the Bank and was available for inspection. He further informed that the statutory registers as required under the Companies Act, 2013 (“CA2013”), Auditors Report, Secretarial Audit Report and the documents referred in the Notice of AGM dated July 18, 2026 were open for inspection.

With the consent of the Members present, the Notice convening the 32nd AGM was taken as read.

The Chairperson informed the Members that there were no qualifications, observations or comments or other remarks in the Auditors’ Report on the financial transactions or matters, which have any adverse effect on the functioning of the Company.

The Chairperson also informed the Members that there were no qualifications, observations or comments or other remarks in the Secretarial Audit Report which have any material adverse effect on the functioning of the Company.

The Managing Director & Chief Executive Officer made a presentation to the Members of the Bank.

Members were invited to express their views/ask questions pertaining to the Agenda of the Meeting.

Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairperson informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015 (as amended), the Bank had extended the remote e-voting facility to the Members of the Bank in remote e-voting facility to the Members of the Bank in respect of the business to be transacted at the AGM. The Chairperson further informed that the remote e-voting facility had commenced on Monday, August 17, 2026 (9:00 a.m. IST) and ended on Thursday, August 20, 2026 (5:00 p.m. IST). The Chairperson also informed that the Members holding shares as on the cut-off date i.e. August 14, 2026 and who had not cast their vote by remote e-voting could exercise their right to cast their votes through e-voting which would remain open for fifteen minutes.

The Chairperson informed the Members that Ms. Vinita Nair of Vinod Kothari & Company, Practicing Company Secretaries was appointed as the scrutinizer for the remote e-voting prior to the AGM and for e-voting during the AGM.

The Chairperson authorised any Executive Director or the Company Secretary of the Bank to declare the voting results.

The Chairperson then thanked the Members for their support and co-operation and declared the Meeting as closed at 01:50 p.m. IST.

The following items of business were transacted through remote e-voting and through e-voting during the AGM:

Ordinary Business:

1.	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2026 together with the Reports of the Directors and Auditors thereon.
2.	Declaration of dividend on equity shares for the year ended March 31, 2026.
3.	Re-appointment of Mr. Sandeep Bakhshi as a Director (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment.

Special Business:

4.	Appointment of Mr. Ashwani Bhatia (DIN: 07423221) as an Independent Director of the Bank, for a term of five years with effect from June 1, 2026.
5.	Appointment of Mr. Mrugank Paranjape (DIN: 02162026) as an Independent Director of the Bank, for a term of five years with effect from August 1, 2026.
6.	Re-appointment of Ms. Vibha Paul Rishi (DIN: 05180796) as an Independent Director of the Bank, for a second term commencing from January 23, 2027 to December 31, 2028.

7.	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank.
8.	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank.
9.	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank.
10.	Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank.
11.	Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as the Managing Director & Chief Executive Officer of the Bank, for a period of two years with effect from October 4, 2026.
12.	Re-appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as Whole-time Director (designated as the Executive Director) of the Bank, for a period of two years with effect from November 27, 2026.
13.	Material Related Party Transactions of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, for FY2028.
14.	Material Related Party Transactions of the Bank with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, for FY2028.
15.	Material Related Party Transactions of the Bank with India Infradebt Limited, an associate of the Bank, for FY2028.
16.	Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, for FY2028.
17.

Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, for FY2028.

18.	Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with India Infradebt Limited, an associate of the Bank, for FY2028.

Basis the consolidated Scrutinizer’s report dated August 21, 2026, all resolutions as set out in the Notice of the AGM dated July 18, 2026 have been  passed by the Members with requisite majority.

VINOD KOTHARI & COMPANY

Practicing Company Secretaries

403 – 406, Shreyas Chambers, 175, Dr. D. N. Road,

Fort, Mumbai – 400 001, India

Phone: 022 – 4005 6953 | 022 – 6237 0959

Email: corplaw@vinodkothari.com

Web: www.vinodkothari.com

Unique Code – P1996WB042300

August 21, 2026

To,

The Chairperson,

ICICI Bank Limited

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara, Gujarat- 390007

Sub: Consolidated Scrutinizer's Report on remote e-voting and e-voting carried out, pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 for the 32nd Annual General Meeting (“AGM") of the Equity shareholders of ICICI Bank Limited ("Bank") held on Friday, August 21, 2026 at 11:00 a.m. (IST) through Video Conferencing /Other Audio Visual Means (“VC/OAVM”).

Dear Sir,

1.	I, Vinita Nair, Joint Managing Partner of Vinod Kothari & Company, Practicing Company Secretaries, (Membership No. FCS 10559/C.P. No. 11902) have been appointed as the Scrutinizer by the Board of Directors of the Bank at its meeting held on June 29, 2026 for the purpose of scrutinizing the remote e-voting prior to the AGM and e-voting during the AGM, pursuant to the Notice dated July 18, 2026 issued under Section 96, Section 108 and other applicable provisions, if any, of the Companies Act, 2013 (“Act”) (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (“Rules”), as amended from time to time, read with General Circular No. 14/2020 dated April 08, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 03/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs (“MCA”) (hereinafter collectively referred to as (“MCA Circulars”) and as per Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), to transact the following ordinary and special businesses as contained in the Notice of the AGM.

2.	In terms of Regulation 44 of the Listing Regulations and pursuant to Section 108 of the Act read with Rule 20 of the Rules in connection with all resolutions proposed at the 32nd AGM, the Bank had availed services of National Securities Depository Limited (“NSDL”) and provided remote e-voting facility prior to the AGM and e-voting facility during the AGM to the equity shareholders of the Bank who could not vote earlier through remote e-voting facility provided by the Bank.

Kolkata: B42, Metropolitan Cooperative Housing Society, Kolkata 700105

Delhi: Nukleus, 501 & 501A, 5th Floor, Salcon Rasvilas, District Centre, Saket, New Delhi, Delhi 110017

Bengaluru: 4, Union Street, Infantry Rd, Shivaji Nagar, Bengaluru, Karnataka 560001

Continuation Sheet

3.	The Notice dated July 18, 2026 along with statement setting out material facts under Section 102 of the Act in respect of the businesses mentioned in the Notice and the Annual Report 2025-26, as confirmed by the Bank, was sent via e-mail to those Members whose e-mail addresses were registered with the Bank/Depository Participants/RTA. Additionally, a letter containing the web-link and QR code for accessing the Notice of the AGM and Annual Report 2025-26 was sent to those Members whose email addresses were not registered with the Bank/Depository Participants.

4.	The shareholders of the Bank holding shares as on Friday, August 14, 2026 (“Cut-off Date”) were entitled to vote on the businesses as contained in the Notice. The voting period for remote e-voting commenced on Monday, August 17, 2026 at 09:00 a.m. IST and ended on Thursday, August 20, 2026 at 05:00 p.m. IST and the NSDL e-voting module was disabled thereafter. The NSDL e-voting platform was re-opened during the AGM for those members who had not cast their votes on the businesses as contained in the Notice through remote e-voting. The votes cast under remote e-voting facility and e-voting during the AGM were thereafter unblocked in the presence of two witnesses, viz., Ms Palak Jaiswani and Mr. Srihari G, being Senior Manager and Executive respectively of Vinod Kothari & Company, Practicing Company Secretaries. These witnesses are not in the employment of the Bank.

5.	In connection with the dispatch of the Notice to Holders of American Depository Shares (“ADS”), the cut-off date was July 21, 2026 for determining the registered ADS holders entitled to participate/vote at the Annual General Meeting.

6.	The voting rights of Members were in proportion to their share of the paid-up equity share capital of the Bank as on the Cut-off date and as per the Register of Members of the Bank.

7.	In accordance with the approval of Ministry of Finance, Department of Economic Affairs the Deposit Agreement dated March 31, 2000 was executed by the Bank with Deutsche Bank Trust Company Americas (“DBTCA”) wherein the voting rights on American Depository Receipts (“ADRs”) could be exercised in accordance with directions of the Bank’s Board of Directors. However, effective January 2, 2026, the Deposit Agreement has been amended to provide voting rights to the ADR holders subject to them demonstrating compliance with the applicable laws of Republic of India (including but not limited to Section 12B of the Banking Regulation Act, 1949 as amended or replaced from time to time). Accordingly, DBTCA exercised the voting rights as instructed by the ADR holders of the Bank. The votes so casted by DBTCA have been considered while computing the voting results.

8.	I would like to mention that Shareholders who have split their votes into “Assent” as well as “Dissent” in respect of each DP ID/Client ID or Folio No., while their votes are taken as cast, they have been counted only once and have been mentioned under the head “Assent”.

9.	I have scrutinized and reviewed the votes cast through remote e-voting and e-voting during the AGM based on the data downloaded from the NSDL e-voting system and have maintained a register in which necessary entries have been made in accordance with the Rules, as amended.

10.	The management of the Bank is responsible to ensure compliance with the requirements of the Act, Rules and the MCA Circulars and the Listing Regulations relating to remote e-voting and e-voting during the AGM on the businesses as contained in the Notice.

11.	My responsibility as the Scrutinizer was restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Consolidated Scrutinizer's Report of the votes cast “IN FAVOUR” and “AGAINST” the businesses stated in the Notice, based on the reports generated from the NSDL e-voting system.

Continuation Sheet

12.	For those Members whose email IDs were not available, a Public Notice with regard to the Bank’s Annual General Meeting was published on July 07, 2026 in Financial Express (all editions), Business Standard (all editions), Indian Express (Vadodara edition) & Vadodara Samachar and on July 20, 2026 in the same newspapers, inter-alia providing requisite information along with a web-link and QR code for accessing the Notice of the AGM and Annual Report 2025-26 and contact details for registering email IDs and queries on e-voting.

13.	Pursuant to Regulation 23 of the Listing Regulations, voting by a related party of the Bank to approve Resolution Nos. 13 to 18 proposed in the AGM Notice have not been taken into consideration and regarded as invalid votes.

14.	I, now submit my Scrutinizer Report on the results of the voting through the e-voting process in respect of the following:

Sr. No.	Type	Description of Resolution
Ordinary Business
1.	Ordinary	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2026 together with the Reports of the Directors and the Auditors thereon.
2.	Ordinary	Declaration of dividend on equity shares for the year ended March 31, 2026.
3.	Ordinary	Re-appointment of Mr. Sandeep Bakhshi as a Director (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment.
Special Business
4.	Special	Appointment of Mr. Ashwani Bhatia (DIN: 07423221) as an Independent Director of the Bank, for a term of five years with effect from June 1, 2026
5.	Special	Appointment of Mr. Mrugank Paranjape (DIN: 02162026) as an Independent Director of the Bank, for a term of five years with effect from August 1, 2026
6.	Special	Re-appointment of Ms. Vibha Paul Rishi (DIN: 05180796) as an Independent Director of the Bank, for a second term commencing from January 23, 2027 to December 31, 2028
7.	Ordinary	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank.
8.	Ordinary	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank.
9.	Ordinary	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank.
10.	Ordinary	Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank.
11.	Ordinary	Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as the Managing Director & Chief Executive Officer of the Bank, for a period of two years with effect from October 4, 2026

Continuation Sheet

Sr. No.	Type	Description of Resolution
12.	Ordinary	Re-appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as Whole-time Director (designated as the Executive Director) of the Bank, for a period of two years with effect from November 27, 2026
13.	Ordinary	Material Related Party Transactions of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, for FY2028
14.	Ordinary	Material Related Party Transactions of the Bank with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, for FY2028
15.	Ordinary	Material Related Party Transactions of the Bank with India Infradebt Limited, an associate of the Bank, for FY2028
16.	Ordinary	Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, for FY2028
17.	Ordinary	Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, for FY2028
18.	Ordinary	Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with India Infradebt Limited, an associate of the Bank, for FY2028

Continuation Sheet

 ORDINARY BUSINESS:

Resolution 1: Ordinary Resolution

Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2026 together with the Reports of the Directors and the Auditors thereon

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,684	5,92,10,88,873
E-voting during the AGM	19	17,267
Total	6,703	5,92,11,06,140	99.6499

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	77	2,08,05,275
E-voting during the AGM	0	0
Total	77	2,08,05,275	0.3501

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 2: Ordinary Resolution

Declaration of dividend on equity shares for the year ended March 31, 2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,689	5,94,20,71,366
E-voting during the AGM	19	17,267
Total	6,708	5,94,20,88,633	99.9623

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	73	22,40,045
E-voting during the AGM	0	0
Total	73	22,40,045	0.0377

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 3: Ordinary Resolution

Re-appointment of Mr. Sandeep Bakhshi as a Director (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,469	5,71,24,61,450
E-voting during the AGM	19	17,267
Total	6,488	5,71,24,78,717	96.1188

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	301	23,06,66,640
E-voting during the AGM	0	0
Total	301	23,06,66,640	3.8812

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

SPECIAL BUSINESS:

Resolution 4: Special Resolution

Appointment of Mr. Ashwani Bhatia (DIN: 07423221) as an Independent Director of the Bank, for a term of five years with effect from June 1, 2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,535	5,88,41,94,697
E-voting during the AGM	19	17,267
Total	6,554	5,88,42,11,964	99.0476

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	216	5,65,82,908
E-voting during the AGM	0	0
Total	216	5,65,82,908	0.9524

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 5: Special Resolution

Appointment of Mr. Mrugank Paranjape (DIN: 02162026) as an Independent Director of the Bank for a term of five years with effect from August 1, 2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,540	5,79,93,71,343
E-voting during the AGM	19	17,267
Total	6,559	5,79,93,88,610	97.6195

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	207	14,14,20,209
E-voting during the AGM	0	0
Total	207	14,14,20,209	2.3805

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 6: Special Resolution

Re-appointment of Ms. Vibha Paul Rishi (DIN: 05180796) as an Independent Director of the Bank, for a second term commencing from January 23, 2027 to December 31, 2028

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,438	5,65,98,26,852
E-voting during the AGM	19	17,267
Total	6,457	5,65,98,44,119	95.2143

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	333	28,44,76,115
E-voting during the AGM	0	0
Total	333	28,44,76,115	4.7857

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 7: Ordinary Resolution

Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,477	5,88,49,51,752
E-voting during the AGM	19	17,267
Total	6,496	5,88,49,69,019	99.0209

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	277	5,81,86,993
E-voting during the AGM	0	0
Total	277	5,81,86,993	0.9791

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 8: Ordinary Resolution

Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,466	5,88,53,29,746
E-voting during the AGM	19	17,267
Total	6,485	5,88,53,47,013	99.0080

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	292	5,89,65,030
E-voting during the AGM	0	0
Total	292	5,89,65,030	0.9920

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 9: Ordinary Resolution

Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,454	5,88,52,52,985
E-voting during the AGM	19	17,267
Total	6,473	5,88,52,70,252	99.0079

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	294	5,89,75,137
E-voting during the AGM	0	0
Total	294	5,89,75,137	0.9921

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 10: Ordinary Resolution

Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,456	5,88,53,06,286
E-voting during the AGM	19	17,267
Total	6,475	5,88,53,23,553	99.0079

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	293	5,89,73,729
E-voting during the AGM	0	0
Total	293	5,89,73,729	0.9921

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 11: Ordinary Resolution

Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as the Managing Director & Chief Executive Officer of the Bank, for a period of two years with effect from October 4, 2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,442	5,75,33,65,399
E-voting during the AGM	19	17,267
Total	6,461	5,75,33,82,666	96.8067

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	329	18,97,82,822
E-voting during the AGM	0	0
Total	329	18,97,82,822	3.1933

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 12: Ordinary Resolution

Re-appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as the Whole-time Director (designated as Executive Director) of the Bank, for a period of two years with effect from November 27, 2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,435	5,75,98,24,574
E-voting during the AGM	19	17,267
Total	6,454	5,75,98,41,841	96.8967

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	336	18,44,67,565
E-voting during the AGM	0	0
Total	336	18,44,67,565	3.1033

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 13: Ordinary Resolution

Material Related Party Transactions of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, for FY2028

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,618	5,93,62,12,806
E-voting during the AGM	19	17,267
Total	6,637	5,93,62,30,073	99.9384

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	121	36,56,171
E-voting during the AGM	0	0
Total	121	36,56,171	0.0616

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	6	33,14,152
E-voting during the AGM	0	0
Total	6	33,14,152

Continuation Sheet

Resolution 14: Ordinary Resolution

Material Related Party Transactions of the Bank with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, for FY2028

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,614	5,93,62,05,967
E-voting during the AGM	19	17,267
Total	6,633	5,93,62,23,234	99.9383

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	125	36,62,454
E-voting during the AGM	0	0
Total	125	36,62,454	0.0617

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	5	32,67,362
E-voting during the AGM	0	0
Total	5	32,67,362

Continuation Sheet

Resolution 15: Ordinary Resolution

Material Related Party Transactions of the Bank with India Infradebt Limited, an associate of the Bank, for FY2028

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,603	5,93,61,88,510
E-voting during the AGM	19	17,267
Total	6,622	5,93,62,05,777	99.9383

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	133	36,63,537
E-voting during the AGM	0	0
Total	133	36,63,537	0.0617

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	6	33,14,152
E-voting during the AGM	0	0
Total	6	33,14,152

Continuation Sheet

Resolution 16: Ordinary Resolution

Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, for FY2028

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,608	5,93,61,96,075
E-voting during the AGM	19	17,267
Total	6,627	5,93,62,13,342	99.9382

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	131	36,70,450
E-voting during the AGM	0	0
Total	131	36,70,450	0.0618

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	6	33,14,152
E-voting during the AGM	0	0
Total	6	33,14,152

Continuation Sheet

Resolution 17: Ordinary Resolution

Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, for FY2028

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,605	5,93,57,85,383
E-voting during the AGM	19	17,267
Total	6,624	5,93,58,02,650	99.9385

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	131	36,55,203
E-voting during the AGM	0	0
Total	131	36,55,203	0.0615

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	5	32,67,362
E-voting during the AGM	0	0
Total	5	32,67,362

Continuation Sheet

Resolution 18: Ordinary Resolution

Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with India Infradebt Limited, an associate of the Bank, for FY2028

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	6,610	5,93,57,89,867
E-voting during the AGM	19	17,267
Total	6,629	5,93,58,07,134	99.9385

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	131	36,55,319
E-voting during the AGM	0	0
Total	131	36,55,319	0.0615

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	6	33,14,152
E-voting during the AGM	0	0
Total	6	33,14,152

Continuation Sheet

15.	Percentage have been taken upto four decimal places.

16.	In view of the above scrutiny, I hereby certify that all the above Resolutions have been passed with requisite majority on August 21, 2026.

17.	The electronic data and all other relevant records relating to voting by electronic means are under my safe custody and will be handed over after the Chairperson considers, approves and signs the minutes of the AGM, to Ms. Prachiti Lalingkar, Company Secretary, for safe keeping.

Date: August 21, 2026 Place: Mumbai Countersigned /s/ Prachiti D. Lalingkar ___________________ Prachiti D. Lalingkar Company Secretary ICICI Bank Limited ACS: 20744

For Vinod Kothari & Company

Practicing Company Secretaries

Firm Registration No.: P1996WB042300

/s/ Vinita Nair

____________________

Vinita Nair

Joint Managing Partner

FCS: 10559

COP: 11902

UDIN: F010559H001184589

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: August 21, 2026	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Leadership Team